Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(In millions, except ratios)	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008
Earnings (losses):
Earnings (loss) before income taxes and adjustments for minority interest	$506	$(656)	$849	$288	$(643)	$(5,375)
Add (deduct):
Fixed charges, from below	1,224	1,514	2,005	1,274	950	911
Amortization of capitalized interest	6	9	7	5	3	2
Distributed earnings of affiliates	—	—	1	2	2	2
Interest capitalized	(35)	(37)	(32)	(15)	(10)	(20)
Equity earnings in affiliates	(1)	(4)	(6)	(7)	(4)	(6)
Minority interest	(2)	(1)	(1)	(2)	(1)	(2)

Earnings (loss) as adjusted	$1,698	$825	$2,823	$1,545	$297	$(4,488)

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$586	$823	$937	$780	$577	$571
Portion of rental expense representative of the interest factor	638	691	1,068	494	373	340

Fixed charges, as above	1,224	1,514	2,005	1,274	950	911
Preferred stock dividend requirements (pre-tax) (b)	—	—	—	—	—	3

Fixed charges including preferred stock dividends	$1,224	$1,514	$2,005	$1,274	$950	$914

Ratio of earnings to fixed charges	1.39	(c )	1.41	1.21	(d )	(e )

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	(e )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Dividends were adjusted using the effective tax rate for each applicable year.
(c)	Earnings were inadequate to cover fixed charges by $689 million in 2012.
(d)	Earnings were inadequate to cover fixed charges by $653 million in 2009.
(e)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred stock and dividend requirements by $5.4 billion in 2008.
N/A	Not applicable, as there were no preferred stock dividends in this period.